SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number  0-25660

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K   [ ]Form 11-K   [ ]Form 20-F   [X] Form 10-QSB
               [ ] Form N-SAR

For Period Ended:               February 28, 1997

      [  ]Transition Report on Form 10-K  [  ]Transition Report on Form 10-Q
      [ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR [ ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:






                         Part I. Registrant Information

Full name of registrant:      Halstead Energy Corp.

Former name if applicable:

Address of principal executive office (Street and number):
                              33 Hubbells Drive

City, State and Zip Code:
                              Mt. Kisco, New York 10549



                        Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Registrant represents that Form 10-QSB for the quarter ended February 28, 1997 could not be filed on a timely basis because of additional presentations necessary in classifying, recording and reporting warrant distributions and the related effects on earnings per share. Such report could not have been issued sooner without unreasonable effect or expense.




                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

           Robert Pergola                  (914) 666-3200 ext. 104
               (Name)                      (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                    [X]Yes  [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]Yes  [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Halstead Energy Corp.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   April 15, 1997               By:   /s/ Claire E. Tarricone
    ----------------------
                                    Name: Claire E. Tarricone
                                     Title:President

                                PART II - RULE 12b-5
                                   (Atachment)



                   [LETTERHEAD OF GOLDMAN & MURPHY, L.L.P.]


                                 April 15, 1997



Claire E. Tarricone
Halstead Energy Corp.
33 Hubbells Drive
Mt. Kisco, NY 10549


Dear Ms. Tarricone:

We have not as yet received your earnings per share supporting schedules and assumptions, and therefore, cannot review your 10-QSB filing in its entirety. Please forward them at your earliest convenience.

                                          Very truly yours,

                                          Goldman & Murphy, L.L.P.

                                          /s/ Thomas F. Murphy, CPA
                                          Thomas F. Murphy, CPA

                        PART IV - OTHER INFORMATION
                                  (Attachment)


      It is anticipated that a significant decrease in results of operations from the corresponding period last year will be reflected by the earnings statement to be included in the subject report.

      The Net Income from operations is expected to decrease to $140,671 for the six month period ended February 28, 1997 compared to $467,837 for the corresponding period in the last fiscal year.

      Earnings per share will decrease to $.03 per share for the fiscal period ended February 28, 1997 compared to $.14 per share for the corresponding period in the last fiscal year.